Filed by: ADTRAN, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

August 30, 2021

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

CORPORATE PARTICIPANTS

Thomas Stanton, Chairman and Chief Executive Officer, ADTRAN

Michael Foliano, Senior Vice President and Chief Financial Officer, ADTRAN

Brian Protiva, Chief Executive Officer, ADVA Optical Networking

CONFERENCE CALL PARTICIPANTS

Michael Genovese, MKM Partners

Paul Silverstein, Cowen & Co.

Fahad Najam, MKM Partners

PRESENTATION

Operator

Welcome to the ADTRAN and ADVA Conference Call to discuss their business combination.

During the course of the conference call, representatives of the companies expect to make forward-looking statements which reflect their best judgment based on factors currently known. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans, expected synergies and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected, and no assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.

Risk factors regarding these forward-looking statements are set forth in both companies’ filings with the Securities & Exchange Commission at www.sec.gov.

It is now my pleasure to turn the call over to Tom Stanton, Chief Executive Officer of ADTRAN. Sir, please go ahead.

Thomas Stanton

Thank you, Mary-Ann.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Good morning, or afternoon, everyone. Brian Protiva, CEO of ADVA, and I are delighted to welcome you to our conference call to discuss the transformative combination we announced earlier today, which will create a global end-to-end fiber networking solutions leader.

You will see on Page 2 and Page 3 Safe Harbor warnings, including risk factors relating to the transaction, which the Operator summarized at the start of the call. We urge you to read them and also the proxy statement and prospectus, the offer document, and other documents that will be filed with the SEC when they become available, as they will contain important information.

Turning to Slide 4. Joining Brian and I today are Mike Foliano, ADTRAN Senior Vice President and Chief Financial Officer, and Uli Dopfer, ADVA’s Chief Financial Officer. Following the conclusion of our prepared remarks, we look forward to taking your questions.

Starting on Slide 5, we are excited to announce the combination of ADTRAN and ADVA. Joining our two businesses will create compelling value for both companies’ shareholders as we combine ADTRAN’s global leadership in fiber access, fiber extension and subscriber connectivity solutions with ADVA’s global leadership in metro WDM, datacenter interconnect, business ethernet and network synchronization solutions.

This transformation will significantly increase the scale of the combined businesses, enhancing our ability to serve as a trusted supplier to our customers worldwide while broadening our product offering. Together we’ll be a stronger business, better able to capitalize on the unprecedented fiber investment opportunity now taking place globally.

On a pro forma basis, we would have trailing 12-month revenues of $1.2 billion, and accounting for future run rate efficiencies, trailing 12-month Adjusted EBITDA of over $180 million. As we execute on the incremental growth opportunities available to us, we anticipate realizing approximately $52 million in run rate savings by the end of the second year following the closing.

Moving to Slide 6 for a financial snapshot of each company. ADTRAN and ADVA are comparably-sized companies with complementary customers and product lines and similar profit margin profiles. Both companies are truly global. ADTRAN has a geographical revenue split of 74% in the Americas, 21% in EMEA and 5% in Asia-Pacific, while ADVA is split 62% in EMEA, 29% in the Americas and 9% in Asia-Pacific. Both companies have a distinguished track record developing and deploying their technology portfolios and competing successfully on a global basis.

Turning to Slide 7. Together, we will have a comprehensive end-to-end offering that will allow us to better capitalize on the ongoing global fiber investment opportunity that we believe will create sustained momentum for years to come. The challenges pressured by the global pandemic have clearly shown that fiber connectivity has become an essential foundation for the modern digital economy. While 5G mobile connectivity is powering new chip designs and devices, it is the fiber-based networks that are the backbone of the world’s internet infrastructure.

Building more scalable, secure and reliable networks in the future goes beyond just fiber connectivity. Modern networks require AI-driven, cloud-based platforms that continually optimize the performance of the network and subscribers’ experience based on intelligent insights, coupled with automated resolution. Combining ADTRAN and ADVA’s software platform to the broader networking portfolio, the combined company will be able to deliver more advanced software applications that simplify the operation of these networks while providing a superior customer experience.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

As shown on Slide 8, the focus on global fiber investment has created a unique opportunity from which we will benefit by offering customers a comprehensive product portfolio for providing homes, businesses and 5G infrastructure with scalable, secure and assured fiber and cloud-managed Wi-Fi connectivity.

First, we will directly benefit from the strong worldwide demand for fiber. In all our markets, service providers and public utilities are increasingly building out their middle- and last-mile networks to serve the growing need of enterprise customers and consumers.

Second, as I’ve noted, we are in the early stages of an unprecedented investment cycle, especially in the U.S. and Europe. This is fueled by demand for high-speed bandwidth to support the existing needs of homes, businesses and future 5G infrastructure.

Our combination will make us one of the largest Western suppliers for the markets we serve. Our greater size will increase cross-selling opportunities to existing customers, accelerating our combined growth and allowing us to further penetrate our target markets. With our combined portfolio and scale, we will become an even more attractive long-term partner for our customers and better positioned to participate in this global investment cycle.

Third, aiding this investment spend is an ongoing technology transition cycle. Customers want disaggregated architectures and fast, reliable and secure cloud connectivity to access everything as a service. They want to future-proof their investments to be ready for the evolution to 400-gig and the metro edge, 10-gig access and Wi-Fi 6 in the homes. While there was little overlap in our end products, they are based on many of the same or complementary underlying technologies. By combining our capabilities, we believe we can accelerate the pace of innovation for the network architectures our customers are demanding.

Finally, we see our customers making significant capital investments to transition their supply chains to trusted vendors. With our roots in the U.S. and Germany, our company will be viewed favorably by customers who increasingly specify Western vendors.

Our four drivers, shown on Slide 9, make this a value-creating transaction for both companies and shareholders. Combined, our new company will have more scale and stronger portfolio to address the growing market for fiber networking. We will also be better positioned to serve high-growth segments in our space.

Our combination joins our companies’ R&D resources and complementary technology portfolios. Both ADTRAN and ADVA are pioneers and market leaders in open, disaggregated solutions for the optical transport and fiber access market segments, with a shared vision for the future of fiber networking. By combining our portfolios, customers will benefit from fully integrated end-to-end fiber access and transport portfolio under a next-generation, SDN-controlled architecture.

With no material product or solutions overlap and a complementary customer base, we have a great opportunity to better address global fiber networking opportunities. We will be a larger and more meaningful partner to key suppliers and sales channels, while being able to better address customers’ needs with a portfolio that spans the metro edge, aggregation, access, connected home and enterprise markets. Further, by utilizing ADVA’s and ADTRAN’s strong customer relationships in EMEA and the U.S., we will be able to accelerate growth in each region, mainly driven by significant cross-selling opportunities.

Finally, we see substantial value creation potential. Working together, the combination will accelerate our profitable growth, creating meaningful revenue opportunities by utilizing our broader global presence and maximizing cross-selling opportunities of our complementary product lines. In addition, our combination will drive efficiencies largely from our larger scale, and optimizing our operating model.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Let’s begin by focusing on the first value driver, as shown on Slide 10. The combined addressable market for ADTRAN and ADVA, and the core markets of the U.S. and Europe, will exceed $7 billion from metro WDM, business ethernet and passive optical networking solutions. As discussed, we expect this marketplace to grow through increased investment in fiber networking aided by unprecedented public and private funding across our target markets. The combined company’s adjacent market solutions, including SaaS applications and connectivity solutions for residential and enterprise customers, will greatly benefit from the expanding market opportunities for our fiber networking solutions.

Turning to Slide 11. As I mentioned earlier, the combination will vastly improve our market position. Our combined company will increase its rank by revenue among representative U.S. and European comparable technology companies. The combined organization will also have the scale and cross-selling capabilities to capture opportunities that neither ADTRAN nor ADVA could achieve individually.

Our second value driver, as illustrated on Slide 12, is our complementary product portfolios. Not only will we have greater scale, we will also have an enhanced value proposition for customers worldwide, formed by a comprehensive suite of products, services and enhanced software capabilities. This will enable us to provide end-to-end fiber networking solutions to communication service providers, global enterprises and the public sector.

Today, ADVA provides open edge networking solutions including metro DWM, datacenter interconnect, business ethernet and networking synchronization. ADTRAN concentrates on 10-gig fiber access platforms, cloud-managed Wi-Fi 6 platforms, and SaaS applications that optimize the network performance and subscriber experience. Combined, we will have a powerful and complete end-to-end fiber networking portfolio. This includes programmable network infrastructure and complementary SaaS applications that simplify the deployment of high-speed fiber-based connectivity.

With an enhanced SaaS and orchestration offering, paired with a larger customer base and expanded portfolio, the combined company will be in a better position to substantially drive software-based recurring revenue streams.

Our third value driver, depicted on Slide 13, is our combined company’s expanded geographic presence and capabilities. By combining ADTRAN and ADVA, we will achieve a more balanced geographic spread of revenues, with a business that is 49% in the Americas, 44% in EMEA and 7% in APAC, based on revenues from the last 12 months as of June 30. The combined composition of our revenues from this period was 40% metro WDM, 26% broadband access and aggregation, 16% business and residential connectivity solutions and 14% business ethernet, a more balanced and comprehensive portfolio than either standalone company.

Our end markets will also be more diversified from a product and customer base, with 46% of our revenues coming from a diverse mix of large communication service providers, 35% of revenues coming from hundreds of regional service providers and 19% of our revenues coming from enterprise customers.

Turning to Slide 14 for a view of our pro forma financials, I would now like to turn it over to Mike Foliano.

Michael Foliano

Thanks, Tom.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

On a pro forma basis, looking at trailing 12 months through June 30, 2021, and including future projected run rate efficiencies, the combined company would have revenue of $1.2 billion, gross profit of $548 million, Adjusted EBITDA of $183 million and an Adjusted EBITDA margin of 14.9%, with free cash flow of $147 million. As we grow together, we expect our larger scale will enable us to avoid future costs and drive efficiencies, resulting in a positive impact to our combined Adjusted EBITDA of approximately $52 million within two years after closing.

Turning over to Slide 15, there’s a summary of the transaction. We will file ADTRAN’s S-4 and proxy statement with the SEC imminently and we expect to file the exchange offer for ADVA’s shares and listing prospectus in Germany in October. This will allow us to conduct the ADTRAN shareholder vote and commence the ADVA exchange offer in the fourth quarter of 2021 or the first quarter of 2022.

Regarding the key aspects of the transaction, as shown on the slide, ADTRAN is making an all-stock exchange offer, with ADVA’s shareholders receiving 0.8244 shares in a newly formed holding company for each ADVA share. This is the equivalent of €14.98 per ADVA share, based on ADTRAN’s three-month VWAP as of August 27. This offer represents a 22% premium to ADVA’s three-month VWAP for the same period, an equity value of €789 million for ADVA and an enterprise value of €759 million for an implied multiple of 1.3 times the June 30, 2022, last 12 months revenue.

ADTRAN’s shareholders will own approximately 54% and ADVA’s shareholders will own approximately 46% of the combined Company, assuming 100% tender their ADVA shares.

The new company’s Chairman and CEO will be Tom Stanton, its Executive Vice Chairman will be Brian Protiva; I will serve as CFO, and its Chief Technology Officer will be Christoph Glingener. The Board will consist of nine directors, six of which will be current ADTRAN directors and three current ADVA directors. The combined company will operate as ADTRAN Holdings, Inc., with its global headquarters located in Huntsville, Alabama, and its European headquarters in Munich, Germany.

The company will be dual-listed on the NASDAQ and Frankfurt Stock Exchanges.

The close is conditioned upon satisfaction of a 70% tender threshold for the ADVA exchange offer and approved by a majority of the ADTRAN shareholders. We anticipate closing during the second or third quarter of 2022, subject to receipt of required regulatory approvals and other customary closing conditions. We have attached an estimated timeline in the Appendix section of this presentation for your reference.

With that, I’ll now turn it back to Tom to continue on Slide 16.

Thomas Stanton

Thank you, Mike.

Let me summarize the secular developments that have created the Capex tailwinds underlying our combined company’s value creation. The pandemic has highlighted the need for service providers, governments and businesses to quickly build a robust digital infrastructure, the backbone of which will be fiber. Government subsidies in the U.S. for building out fiber infrastructure are expected to be more than double in the upcoming years, including funding as part of the Infrastructure Bill, Rural Digital Opportunity Fund and a growing base of state-level funding here in the U.S.

In Europe, similar initiatives are underway with more than $45 billion of government funding programs proposed to provide universal high-speed broadband connectivity. Communication service providers are rapidly shifting their supplier preferences to those they believe favor their long-term interests. This is an opportunity given that our combined company will have a more comprehensive portfolio, broader global presence and an increased scale to capitalize on.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Finally, the development of 5G mobile phones and other devices is spurring investment in the fiber backbone on which these signals will travel, a cycle that is further accelerated by the need for productive remote work environments.

I know that Brian Protiva, CEO of ADVA, would like to say a few words. Brian, over to you.

Brian Protiva

Big potential transaction, a big opportunity; but first of all, I would like to thank Tom for working together with me to arrive here today with a story that is extremely exciting and, as you have heard throughout this conference call, makes perfect sense.

The two of us started our relationship well over 10 years ago and we often met to contemplate opportunities to increase our scale, drive more innovation and create a platform that would enable us to compete and lead in our respective markets for years to come. We have been patient and very reflective of our mutual opportunity.

It is with this market and this innovation cycle in mind that we decided it is the right time to take a bold step to lead, to drive innovation dollars, over a quarter billion of R&D dollars, to react to changing markets and networks, and to leverage greater reach and scale. Combined, we have all the ingredients for a highly differentiated, open and disaggregated solutions architecture which will be leveraged across multiple markets and customer segments.

We have a huge opportunity to lead in fiber networking and to change our industry with converged access, packet edge and leading optical solutions. But this is just a first step, and the challenge will be to pick the right opportunities for our combined organization as our defined target markets increase aggressively and we push to extend our leadership. We have the strength of great people, an outstanding customer base, and the scale that most leaders actively seek to support our leadership in making these right choices. This environment should excite you as a shareholder, and most definitely put some fear in the few competitors that are willing to step up. In that respect, I’m going to enjoy being a market leader.

I also want to talk a little bit more about why I feel this transaction will be a good cultural fit. What I’ve learned about Tom is that he values people as much as we do at ADVA. He values the customer experience as much as we do, and he is transparent, clear and strong in his conviction, as our Executive team is at ADVA. We have the mutual vision to build something really exciting, dominant, innovative, scaled, leading and trusted. I am sure that Tom will drive this combined organization to new heights and have the clear vision to remain the true market leader in access, edge and metro networking. I will gladly move to a support role when this transaction concludes, as I am sure that the combined management team will be making successful choices with respect to the right opportunities.

Finally, I have really enjoyed getting to know the ADTRAN Management team during this process, and I have a lot of respect for them as individuals and what they have built. I would also like to thank both companies’ teams involved in this potential transaction and our advisors for their incredible dedication, execution to timeline that I even laughed at, thinking, “No way can they meet this target date.” The bottom line is that we have many employees who showed incredible dedication. It is this dedication of our mutual employees that will make us such a fierce competitor once this business combination is finalized.

With that, I’d like to pass it back to Tom.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Thomas Stanton

Thanks very much, Brian.

Before closing, I would like to thank the employees of both ADTRAN and ADVA for their extraordinary work, which has been the cause of both companies’ continued success and market leadership while we will continue to operate as separate companies until the close, and we look forward to coming together as a single entity.

I would also like to thank our customers, suppliers, our communities and shareholders for their continued support.

That ends the prepared remarks, so Mary-Ann, at this point, we’re ready to open up for any questions people may have.

Operator

Your first question comes from the line of Michael Genovese.

Michael Genovese

Thanks very much. Can you hear me?

Thomas Stanton

Yes.

Michael Genovese

Okay, perfect. Well, thanks for the presentation, and congratulations on the deal and the agreement, and thanks (audio interference) what you guys are thinking.

I want to ask what could be a couple of areas of pushback and just to get your take on it, Tom. I’m going to ask them both at the same time. Number one, what would you say to people who say, “Well, we think that there’s a better story here for broadband access than for metro and enterprise and optical”, and why would you want to diversify away from broadband access, considering all the broadband stimulus and so forth? Then the second one would be, why double down on hardware when you have a competitor, specifically in Calix, that’s moving towards a subscriber, recurring revenue business that’s moving away from hardware?

Basically, the first question, why move into optical systems; second question, why double down in hardware? Thanks.

Brian Protiva

Yes, let’s take them in that order. There’s not a material customer that we sell to today that, when they’re upgrading their access infrastructure, isn’t looking at also upgrading their middle-mile infrastructure. They’re very, very complementary and I see the uptick that we’ll see on the broadband side is very similar to the uptick that we’re going to see as people have to expand. You’ve got to understand that, when you’re talking about not just moving from DSL to PON, but we’re talking about people moving from one-gig PON to 10-gig PON, and that infrastructure upgrade is going to have multiple upgrade points through the network. We plan on being able to fill in that opportunity or see the upside of that opportunity as far back as we can into the network.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

The other thing is I do think the initial decision points here are—although the market growth that we’re experiencing and going to experience is long-lasting, decision points on some of this infrastructure is relatively quick, as you’ve seen. I think the boost that it gives us in Europe and being able to have a much broader footprint of established relationships and being able to make sure that the broadband piece goes our way and the middle-mile piece goes our way, is important, and similarly here in the U.S. I mean, we’ve had a huge run-up in new customers over the last year and a half, all of which have some type of backhaul requirements.

I really do think that they’re complementary, and I think you probably just haven’t seen the middle-mile piece being impacted by the broadband piece yet. Those upgrades will come; sometimes right off the bat and sometimes as they add new customers. That’s the first piece.

The second piece is—the software piece here is as compelling as the hardware piece. They have SDN components and NFV components that will materially help us on the enterprise part of the network. I think what you’re talking about in the competitive basis, somebody that’s focused very much on the Tier 3 residential space, and although that is something that we have a complete product portfolio to go and address, and as you probably are aware, we just recently announced our Mosaic One platform which squarely hits at that in a—it’s just, in many facets, a better product.

We’re looking at this also longer-term and making sure that we can address not just the Tier 3 marketplace but the Tier 1 market space and Tier 2 market space. That’s where the largest part of the market segment is and is going to have the longest longevity and the longest growth profile in relation to just capping out on kind of end user software pieces for smaller carriers. I think we just have a bigger vision, which doesn’t necessarily detract at all from us being able to execute on the Tier 3 space that you’re talking about.

Michael Genovese

Great, perfect.

Thomas Stanton

Hopefully that answers your question here.

Michael Genovese

Yes, absolutely. One last question for me, just for Mike. You gave us a lot of details on the pro forma numbers of the companies. On calls like this I’m used to hearing—I mean, I’m going to run my own numbers here and figure it out, but just the language basically saying, “Well, we think this deal will become accretive in year two”, for example. Is that the right way to think about it? I don’t want to put words in your mouth, but is that the right way to think about it, is that it would be dilutive to your EPS the first year and accretive the second year, is that roughly right?

Michael Foliano

It’s accretive to both in the second year; it’s accretive to the ADTRAN EPS in the first year.

Michael Genovese

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Immediately accretive?

Michael Foliano

To the current ADTRAN shareholders, yes.

Michael Genovese

Okay. Thanks, I appreciate it.

Thomas Stanton

All right. Thank you.

Operator

Your next question comes from the line of Paul Silverstein with Cowen.

Paul Silverstein

Yes, a couple questions, guys, if I may. First off, Tom, I guess I’m a little surprised given that you’ve got these significant opportunities, in Europe in particular, from the ongoing displacement of Huawei, and those opportunities appeared to be robust, and you appeared to be extremely well-positioned to win most, if not all, or at least a portion of them. You’ve been talking about some having already been awarded, a number where the awards were imminent.

I guess I’m puzzled by the timing given the way you describe these opportunities, the prominent prospective impact that it would eventually have on your traditional broadband access business. I guess I’m a little puzzled, why now?

But before you answer that question, my other question is, while I have a lot of respect for what Brian and his team have accomplished at ADVA over the years, given how competitive the optical landscape is, the reality is ADVA’s got mid-single-digit share of a market in which there are about a dozen very fine competitors, including ADVA. In fact, for many years now, they’ve been diversifying away from what remains 70% of their revenue in optical WDM going into the same timing (phon), going into ethernet to backhaul, etc., decisions which I think were good decisions.

But it begs the question, God lies in the details; in pulling this off, and what you’re going to be able to do to enhance their optical franchise above and beyond what they’ve already done, that’s the question I have for you, those two questions. Thank you.

Thomas Stanton

All right. I do think some of this answer, Paul, is going to be similar to what I mentioned before. I do think that, as far as the why, there’s no doubt we’ve made good penetration in Europe and more specifically with headline customers and then alt-nets in the U.K. There are hundreds of customers in Europe, many of which we don’t have relationships with, that ADVA does have relationships with. Similar to what we can do in the U.S., for them, I think they’ll be able to do for us. I do believe that there is—as you know, once you get entrenched in a carrier, regardless of the size—larger ones tend to have two, smaller ones tend to have one. But once you get entrenched in a carrier, it’s very difficult to get pulled out.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

There’s kind of a land grab going on right now, and the person that gets there first wins. That land grab is not just because of the market opportunity created by all this stimulus, but it’s because of the displacement of Eastern vendors out of that market. For us to capitalize on longer term and maximizing—and I think the difference is huge thus far. Another 5% market share or 10% market share, as it plays itself out over the next five to 10 years, it’s monumental in size to be able to move the needle that far.

I think it’s similar here in the U.S. Honestly, I think in some spaces, in the Tier 3 spaces, it’s probably not as large yet, but I think you’re going to see a similar thing happen in the U.S. where ADVA just didn’t have the same relationship profiles as we’ve been able to build over the years. I think they’re very complementary that way.

I’m going to let Brian speak a little bit to the market growth in the metro market itself. But like I said before, I think everything that we’re connecting 10-gig to, and it’s almost like—I hate to say it, but common sense. Anything that we’re now upgrading from 100-meg to 10-gig is going to need a comprehensive lift in capabilities. If we have a software, SDN-controlled, disaggregated end-to-end solution, we will be in an incredible competitive space, and I think the market opportunity itself is just now opening up.

I think the timing is actually what drives it. It’s not so much—we can get solid growth without it. I’m very confident in that, and you know how I feel about that. But I think the ability to capitalize and really become that second vendor or maybe even first vendor in the space, doesn’t present itself all the time. It’s time for us, if we were going to do it, there’s not a better time to do it than right now, right before the market is really blossoming. That’s the thought.

Brian, any other comments on that?

Brian Protiva

Yes, I’d like to make a few comments.

When you look at ADVA, why is this deal supportive? The clear answer for me is converged access. We’re very, very strong in business access, both from a packet perspective but also from an optical perspective. Timing plays into that very well, including 5G. The whole fronthaul, midhaul, backhaul opportunity, so there is huge leverage that we can get from the common solutions to attack what I see as converged access going forward. There’s a lot of leverage between the two, because it’s not metro optical and access, it’s about where the markets are going and how we’re going to combine our technologies to lead.

The second point, yes, we are also exposed to (inaudible) and government funding. As Tom said, Tom’s going to do wonders for our opportunity we’re already pursuing and have some good opportunities, but that multiplies. The same is true in Europe, as Tom stated. I just want to restate what he said, is that our breadth and capability to drive their products into many more opportunities in Europe is very good, so again, complementary.

You’ll see us driving, what Tom said, this whole open disaggregate architecture, based—SDN, lots of software, but you’ll see, as we move forward, there’s a huge amount of leverage between the two companies. As we move—and this will go true for some of the stuff that we do on also optical modules that will fit very nicely in the combined architecture that we will be offering to customers. There’s immediate, last-mile, mid-mile, but there’s much more to the story going forward with a $250 million R&D spend that Tom and Christoph will be able to leverage to invest aggressively to win to get stronger.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

The final point from my side is, again, just restating what Tom said, and that is this whole move of Western suppliers. Now you’ve got a top four Western supplier incredibly well positioned for all that access, both residential and business, 5G mobile, integration, aggregation in the packet layer. It’s the one area of, let’s say, overlap between the two companies. We’re both investing aggressively in that space, so you’re going to see us get stronger in packet and how that helps, actually, the access structures.

I think there’s a lot of good things that both Michael and Paul, that you should explore with our teams and I think Tom will put you in touch with the right people within his organization, but there’s a lot of opportunity here for actually driving even further growth based on the combination itself.

Paul Silverstein

Tom, before you guys go, one other quick question. Correct me if I’m wrong, but you haven’t done a deal this size, and frankly, it was a very different deal. You’d have to go back to when you acquired what was then Nokia’s broadband access business, and that obviously was within your core competency of broadband access. Every deal’s very different, and that certainly was very different than this one. I don’t think you’ve ever done a deal, anything close to this.

The short question is—and I recognize you just announced this. But any thoughts on—integration is always a challenge…

Thomas Stanton

Yes.

Paul Silverstein

…and can set companies back light years.

Thomas Stanton

Right, right.

Paul Silverstein

Any thoughts on how you’re going to pull off this integration?

Thomas Stanton

Yes. The majority of the time—we’ve been working this for some extended period of time, and the majority of that time has been making sure that we have an integration plan that’ll work. In many respects though, the good thing is I think culturally, we see a really good fit. That turned out was also the case with NSN.

We see, systems wise, where they are with their systems and where they are, ERP systems and things like that, very good fit. We looked explicitly into the product portfolios and understanding where things dovetail and where things don’t. There are some challenges, but I would say some challenges that we see in the integration as of right now, the challenges we see in relation to trying to pull a subunit out of a much larger company, as of right now, knock on wood, but I think it is very manageable. I’m going in with much better visibility to what we’re trying to get done and how we’re going to get it done than I did when we entered the NSN piece, which was very successful.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Paul Silverstein

All right. Thank you.

Thomas Stanton

Okay, thanks very much, Paul.

Operator

Your next question comes from the line of Fahad Najam with MKM Partners.

Fahad Najam

Thank you for taking my question.

Tom and Brian, can you give us a sense on what you guys are seeing in terms of the Huawei within (inaudible)? If I heard you correctly, you seem to highlight that as a catalyst, so I just wanted to get a sense of, are you ready to have those conversations where your customers are, kind of formalizing plans on (inaudible) displacement, that’s why it’s giving you a sense on the timing that this is the right time to make this deal?

Thomas Stanton

Yes. I mean, that’s one of the drivers. There are funding drivers, there are technology drivers and then there’s this driver. That is definitely one of the drivers. What is happening is you have two sets of customers in Europe, maybe three, but I think the third is a fairly small bucket. You have the sets of customers that are stopping deployment. That is a large percentage of customers that we’re dealing with and I think Brian is dealing with.

Then you have customers that are stopping deployment and then looking at how do they unplug and pull equipment out as well. That is a smaller set of customers but it is a growing set of customers. Then you have some that don’t care either way; that’s a very, very small subset. Yes, the opportunity driven by Huawei’s—and I think that’ll be—by the way, I think right now, it is predominantly—the U.S. has always had kind of a stance on, let’s just say, Eastern vendors or vendors that have, let’s say, security issues or whatever. Europe is relatively later, and that’s definitely kicked in over the last year and a half or two years.

But I think you’re going to see the same thing happen in parts of Latin America as well. I don’t think it necessarily stops there, but the direct answer is yes.

Fahad Najam

Asked differently, what I was hoping to get from you was, I’m sure you’ve probably run this idea of the merger with customers. To what extent did your customers encourage you to talk to each other?

Thomas Stanton

I think on both sides, and I won’t speak for Brian, but I think on both sides, if you look at where our competitive—we effectively have one Western competitor that has, by far, the largest market share of non-Eastern market share. One of the things that would help us—I mean, basically, if I have a bigger bucket of products to sell, I really believe they want to buy that bigger bucket. I think, universally, it’ll be a positive thing.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

Brian, do you have…

Fahad Najam

Got it.

Brian Protiva

I would just say a one-liner, and that is, I know that European customers both want a larger ADTRAN and a larger ADVA. This addresses that, especially some of the bigger opportunities that we’ll pursue together.

Thomas Stanton

All right.

Fahad Najam

Appreciate the answer, thank you.

Thomas Stanton

With that, I see no more questions in the queue. I appreciate it, I’m sure many of you had to rearrange your schedules to fit this call in, I apologize for that. Believe me, if we didn’t have to do that, we wouldn’t have done it. But I appreciate you taking time out of your morning to talk to us, or afternoon in Europe, and look forward to talking to you again soon in the future.

All right.

Brian Protiva

Thank you very much.

Operator

This concludes today’s conference call.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at Acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at Acorn-offer.com.

Certain Information Regarding Participants

ADTRAN and Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

ADTRAN – ADTRAN & ADVA Business Combination Conference Call, August 30, 2021

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

The Offer

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com